2303 W 41st Ave Vancouver, BC V6M 2A3 ELN: TSX.V ELNOF: OTCBB FRANKFURT: E7Q

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

EL NINO VENTURES INC. ANNOUNCES BROKERED PRIVATE PLACEMENT FINANCING

August 9, 2007, Vancouver, BC – El Niño Ventures Inc. (the “Company”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) announces that the Company has entered into an agreement with Cormark Securities Inc. as lead agent and Haywood Securities Inc. to sell on a best efforts basis up to 5,555,556 units at $0.90 per unit (“Unit”).  Each Unit will consist of one common share in the capital of the Company (a “Common Share”) and one half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”).  Each whole Warrant shall entitle the holder thereof to purchase one Common Share for a period of 18 months following the closing date at a price of $1.40.

Closing of the offering is anticipated to occur on or before August 30, 2007 and is subject to receipt of applicable regulatory approvals including approval of the TSX Venture Exchange.

The Common Shares and Common Shares issuable upon exercise of the Warrants will be subject to resale restrictions for a period of four months plus one day from the closing date.  The Agents will receive a commission of 6% of the gross proceeds raised in the Offering.  The Agents will also receive broker warrants (the “Broker Warrants”) equal to 6% of the number of Units purchased.  Each Broker Warrant will entitle the Agents to purchase one Unit at the issue price of the Units for a period of 18 months following the closing date.

The proceeds from the financing will be used for exploration, drilling, and engineering at the Company’s properties in the Democratic Republic of Congo and for general corporate purposes.

The securities proposed to be offered in the private placement have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful.

On Behalf of the Board of Directors Jean Luc Roy, President and COO	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninoventures.com Or visit www.elninoventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.